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CUSIP NO. 848915104                                           PAGE 1 OF 20 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            SPORT SUPPLY GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    848915104
                                 (CUSIP Number)


                        Kenneth S. Grossman                                                     Kenneth Liang
                         c/o Juris Partners                                          Managing Director & General Counsel
                    579 Fifth Avenue, Suite 1050                                       Oaktree Capital Management, LLC
                      New York, New York 10017                                       333 South Grand Avenue, 28th Floor
                           (212) 750-6750                                               Los Angeles, California 90071
                                                                                               (213) 830-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31,1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 848915104                                           PAGE 2 OF 20 PAGES

                                  SCHEDULE 13D

============== ==============================================================================================================
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Kenneth S. Grossman

============== ==============================================================================================================
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                                   (b) [ ]

============== ==============================================================================================================
      3
               SEC USE ONLY

============== ==============================================================================================================
      4
               SOURCE OF FUNDS

               PF
============== ==============================================================================================================
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

============== ==============================================================================================================
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
============== ==============================================================================================================
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              None
     OWNED BY
       EACH            8
     REPORTING               SHARED VOTING POWER
    PERSON WITH
                             None

                       9
                             SOLE DISPOSITIVE POWER

                             None

                       10
                             SHARED DISPOSITIVE POWER
                             None

============== ==============================================================================================================
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,100

============== ==============================================================================================================
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]

============== ==============================================================================================================
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%
============== ==============================================================================================================
     14
               TYPE OF REPORTING PERSON

               IN
============== ==============================================================================================================

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CUSIP NO. 848915104                                           PAGE 3 OF 20 PAGES

                                                   SCHEDULE 13D


============== ==============================================================================================================
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
============== ==============================================================================================================
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                                   (b) [ ]

============== ==============================================================================================================
      3
               SEC USE ONLY

============== ==============================================================================================================
      4
               SOURCE OF FUNDS

               OO
============== ==============================================================================================================
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

============== ==============================================================================================================
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               California
============== ==============================================================================================================
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES                 403,100
   BENEFICIALLY
     OWNED BY          8
       EACH                  SHARED VOTING POWER
     REPORTING               None
    PERSON WITH

                       9
                             SOLE DISPOSITIVE POWER
                             403,100


                       10
                             SHARED DISPOSITIVE POWER
                             None

============== ==============================================================================================================
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,100

============== ==============================================================================================================
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]

============== ==============================================================================================================
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%
============== ==============================================================================================================
     14
               TYPE OF REPORTING PERSON

               IA;OO
============== ==============================================================================================================

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CUSIP NO. 848915104                                           PAGE 4 OF 20 PAGES

                                                   SCHEDULE 13D
============== ==============================================================================================================
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
============== ==============================================================================================================
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                                   (b) [ ]

============== ==============================================================================================================
      3
               SEC USE ONLY

============== ==============================================================================================================
      4
               SOURCE OF FUNDS

               WC
============== ==============================================================================================================
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

============== ==============================================================================================================
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
============== ==============================================================================================================
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES                 None
   BENEFICIALLY
     OWNED BY          8
       EACH                  SHARED VOTING POWER
     REPORTING               None
    PERSON WITH

                       9
                             SOLE DISPOSITIVE POWER
                             None


                       10
                             SHARED DISPOSITIVE POWER
                             None

============== ==============================================================================================================
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,100

============== ==============================================================================================================
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]

============== ==============================================================================================================
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%
============== ==============================================================================================================
     14
               TYPE OF REPORTING PERSON

               PN
============== ==============================================================================================================




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CUSIP NO.    848915104                                        PAGE 5 OF 20 PAGES


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to common stock, par value $0.01 per share (the "Common Stock") of Sport Supply Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1901 Diplomat Drive, Farmer's Branch, Texas 75234.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:

     (i)  Kenneth S. Grossman ("Grossman");

     (ii) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and

     (iii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

Grossman and the Oaktree Fund are referred to in this Statement together as the "Investors."

(i)  Grossman

The address of the principal business and principal office for Grossman is c/o Juris Partners, 579 Fifth Avenue, Suite 1050, New York, New York 10017. The principal business of Grossman is asset management, investment advisory services, and investing in distressed and undervalued public and private securities for his own and affiliated accounts. Grossman is a citizen of the United States of America.

(ii) Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                              Administrative Officer
Kenneth Liang              Managing Director and General Counsel

(iii)    The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree
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CUSIP NO.    848915104                                        PAGE 6 OF 20 PAGES

Fund is an investment partnership, and Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Bruce A. Karsh
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

(d) & (e)

During the last five years, none of Grossman, Oaktree or the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oaktree Fund owns 403,100 shares of Common Stock, having paid an aggregate of $3,710,326.89 for such Common Stock. The purchases were made on the open market over a period from February 2, 1998 to June 30, 1998 at per share prices ranging between $7.62 and $10.00 and in blocks ranging between 300 shares and 60,000 shares. All purchases were made from working capital of the Oaktree Fund.

Grossman, including family members and affiliated entities, nominally owns 0 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Investors acquired the Common Stock which they own for investment purposes. The Investors have made a proposal (the "Proposal") to acquire a controlling stake in Emerson Radio Corporation ("Emerson"). A copy of the Proposal is attached hereto and incorporated herein by reference. If the Investors succeed in acquiring control of Emerson, the Investors believe that as a result of Emerson's ownership of Common Stock as of this date, such ownership, combined with the shares of Common Stock owned by the Investors, will result in the Investors indirectly controlling the Issuer. The Investors have previously disclosed in their Schedule 13D relating to Emerson that if they do acquire a controlling stake in Emerson, they anticipate that at least a majority of the Board of Directors of Emerson will be nominees of the Investor. Given that the Board of Directors of Emerson directs the voting of the shares of Common Stock owned by Emerson, such ability to direct could result in changes in the Board of Directors of the Issuer and such changed Board of Directors implementing management changes at the Issuer.


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CUSIP NO.    848915104                                        PAGE 7 OF 20 PAGES

Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Oaktree Fund. The investment strategy of Oaktree is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund may be sold. Other than as disclosed herein, Oaktree currently has no agreements, beneficially or otherwise which would be related to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or other third parties regarding such matters.


ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) Each of the Investors and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 403,100 shares of Common Stock or 5.4 % of the Common Stock outstanding (based on 7,410,703 shares of Common Stock outstanding on December 15, 1998, as reported on the Issuer's Proxy Statement on Schedule 14A filed as of December 17, 1998). To the best of the Investors' and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

  (b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Pursuant to a letter agreement dated as of January 7, 1998, between the Investors, Oaktree, as general partner of the Oaktree Fund, and the Oaktree
Fund have discretionary authority and control over the investments of the Investors including the securities owned by Grossman, including discretionary authority to vote and dispose of the Issuer's Common Stock held by Grossman. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c) None of Grossman, Oaktree nor the Oaktree Fund, and to the best of their knowledge, none of the other people named in response to Item 2 has effected transactions involving the Issuer's Common Stock during the last 60 days.

  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund. Also incorporated by reference are the documents printed at Exhibits 1.2 and 1.3 hereto.

CUSIP NO.    848915104                                        PAGE 8 OF 20 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

   Exhibit 1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.)

   Exhibit 1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to Petra Stelling, Thomas Hackett and Barclays Bank (referred to collectively in the Proposal as the "Creditors").

CUSIP NO.    848915104                                        PAGE 9 OF 20 PAGES


                                    SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of February, 1999.


KENNETH S. GROSSMAN

/s/  KENNETH S. GROSSMAN
------------------------
By:  Kenneth S. Grossman


OAKTREE CAPITAL MANAGEMENT, LLC


/s/    KENNETH LIANG
--------------------------------------------
By:    Kenneth Liang
Title: Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner

/s/      KENNETH LIANG
----------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel





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CUSIP NO.    848915104                                       PAGE 10 OF 20 PAGES


                                  EXHIBIT INDEX


Exhibit Number                        Description
--------------                        -----------

     1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.)

     1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to the Creditors.